JAYPEE INTERNATIONAL, INC.

**FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES**
PURSUANT TO SEC RULE 17a-5(d) AND REGULATION
1.10 UNDER THE COMMODITY EXCHANGE ACT

March 31, 2022

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66945

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2021 AND ENDING 03/31/2022
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Jaypee International, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30 South Wacker Drive, Suite 2200

(No. and Street)

Chicago	**IL**	**60606**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Varun Choudhary	**312-254-5044**	**varunc@jaypeeusa.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan and Juraska LLP

(Name – if individual, state last, first, and middle name)

141 W Jackson Blvd. St 2250	**Chicago**	**IL**	**60604**
(Address)	(City)	(State)	(Zip Code)

03/24/2009		**3407**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Varun Choudhary_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Jaypee International, Inc._____, as of ___3/31_____, 2 _022_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



DOUGLAS M DUFFY
OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires
August 17, 2024

Notary Public

Signature: _____

Title: _____
COO/PFO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: __Independent audited report on internal controls__

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Jaypee International, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Jaypee International, Inc. (the Company) as of March 31, 2022, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act (CEAct), and the related notes and supplementary schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Jaypee International, Inc. as of March 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Jaypee International, Inc.'s management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Jaypee International, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the Company's auditor since 2008.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplementary Schedules (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Jaypee International, Inc.'s financial statements. The supplemental information is the responsibility of Jaypee International, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 and pursuant to Regulation 1.10 under the CEAct. In our opinion, the Supplementary Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
June 17, 2022

Jaypee International, Inc.

Statement of Financial Condition

March 31, 2022

Assets

Cash	$	774,729
Receivables from brokers		346,914
Exchange membership, at cost (market value $172,000)		118,500
Fees Receivable		720,000
Deposit and other		10,980
	$	1,971,123

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable		8,984
		8,984

Stockholder's Equity

Common stock, $1 par value; 47,000,000 shares authorized,		
44,583,200 shares issued and outstanding		44,583,200
Accumulated (deficit)		(42,621,061)
Total Equity		1,962,139
	$	1,971,123

See accompanying notes.

Jaypee International, Inc.

Statement of Operations

Year Ended March 31, 2022

Revenue

Commissions	$	230,230
Commodity Platform fee income		960,000
Interest income		1,430
Trading Profit		26,540
PPP Loan Forgiveness		15,000
	$	1,233,200

Expenses

Employee compensation and benefits	$	166,000
Commissions and exchange fees		19,195
Professional fees		21,564
Regulatory and membership fee		6,567
Technology fees		72,448
Occupancy		22,126
Other expenses		41,948
Office expenses		29,589
Franchise and other taxes		39,588
	$	419,025

Net income	$	814,175

Jaypee International, Inc.

Statement of Changes in Stockholder's Equity

Year Ended March 31, 2022

		Common Stock		Accumulated (Deficit)		Total
Balance at April 1, 2021	$	44,583,200	$	(43,435,236)	$	1,147,964
Net income		-		814,175		814,175
Balance at March 31, 2022	$	44,583,200	$	(42,621,061)	$	1,962,139

Jaypee International, Inc.

Statement of Cash Flows

Year Ended March 31, 2022

Cash flows from operating activities

Net income	$	814,175
Adjustments to reconcile net income to net cash		
Provided by operating activities:		
PPP Loan Forgiveness		(15,000)
(Increase) decrease in operating assets:		
Receivables from Affiliate		13,530
Receivables from brokers		199,734
Fees Receivable		(720,000)
Deposit and Other		60
Increase (decrease) in operating liabilities:		
Accounts payable		(11,777)
Net cash provided by operating activities		280,722
Increase in cash		280,722
Cash at beginning of the year		494,007
Cash at end of the year	$	774,729

See accompanying notes.

JAYPEE INTERNATIONAL, INC.

Notes to Financial Statements
March 31, 2022

---

1.   **Organization and Business**

Jaypee International, Inc. (JPII) was incorporated in the State of Delaware in June 2003. JPII is registered as a broker-dealer with the Securities and Exchange Commission, is registered with CFTC as an independent introducing broker under the Commodity Exchange Act and is a member of both the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association (the "NFA"). The Company engages in trading of securities, options on securities, futures, options on futures, OTC derivatives, and forward contracts for its own account. The Company also solicits and accepts orders to buy and sell equity transactions and futures contracts or option on futures while not accepting or holding margin deposits. These deposits are held by respective clearing brokers.

The Company is a wholly owned subsidiary of Jaypee Capital Services, Ltd. (the "Parent"), a securities and futures brokerage firm based in India.

2.   **Summary of Significant Accounting Policies**

Accounting policies
The Company follows Generally Accepted Accounting policies (GAAP) as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, result of operation and cash flows.

Revenue Recognition
Securities, futures, options on futures, and forward transactions are recorded on trade date and carried at fair value based on quoted prices, with resulting gains and losses reflected in income. Unrealized gains and losses from proprietary transactions are reflected in trading gains and losses, net of direct trading expenses. Commission income, interest income, platform fee income and expense are recorded on accrual basis.

The Company recognizes revenue in accordance with ASC Topic 606 Revenue from Contracts with Customers. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point of time or over time.

Commissions
The Company buys and sells securities on behalf of its customers. Each time a customer enters a buy or a sell transaction, the Company charges a commission. Comission and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with its customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from customer.

Commodity Platform Fee Income
The Company excels in algorithm trading driven by behavioral science and artificial intelligence in equity, currency, and commodity markets. The Company actively researches and refines its state-of-the-art technology to differentiate itself. The Company's distributed platform automates and integrates opportunity search, execution, and robust risk management, delivering consistent returns from scalable innovative trading strategies.

2.   Summary of Significant Accounting Policies, Continued

The Company provides its customers with this in house proprietary algorithmic software program, servers, co-location services, and P2P network connectivity. The Company receives a monthly fee from its clients for providing these services. The client is invoiced for these services each month which is when its performance obligation is satisfied. At March 31 2022 the company had $720,000 of Algorithm DMA platform and Network Fees receivable, which is included in Fees Receivable on Statement of Financial Condition.

Financial Instruments and Credit Losses
In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326) ("ASU 2016-13"). This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model ("CECL"). Under CECL, the allowance for losses reflects management's estimate of credit losses over the remaining expected life of the financial assets and expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, would be recognized in earnings. Expected credit losses will be measured based on historical experience, current conditions, and forecasts that affect the collectability of the reported amount and will be generally recognized earlier than under current standards. The standard is effective for the Company for fiscal years beginning after December 15, 2019. Management determined ASU 2016-13 did not have a material impact on the Company's Financial Statement.

Income Taxes
Deferred income taxes are recorded to reflect the future tax consequences of difference between the carrying value of assets and liabilities for income tax and financial reporting purposes, and for the benefits of tax credit and loss carryforwards. The amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be fully realized.

The Company has adopted FASB ASC topic 740, which provides guidance regarding how uncertain income tax positions should be recognized, measured, presented, and disclosed in the financial statements.   FASB ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC 740 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company continues to evaluate uncertain tax positions, if any, and income tax contingencies under FASB ASC topic 450 Accounting for Contingencies. FASB ASC 450 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management believes the impact of FASB ASC 740 on its financial position and results of operations will have an immaterial effect on its financial statements.

Securities and Derivatives Valuation
Securities and Derivatives are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement and Disclosure* (see note 3).

2.   **Summary of Significant Accounting Policies, Continued**

Use of Estimates
The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing financial statements are reasonable and prudent. Actual results could differ from these estimates.

Exchange Memberships
Exchange memberships are held for operating purposes and carried at cost.

3.   **Fair Value Measurement and Disclosure**

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

- *Level 1.*   Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- *Level 2.*   Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

- *Level 3.*   Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy.

3. **Fair Value Measurement and Disclosure, Continued**

    There were no significant transfers among levels 1, 2, and 3 during the year.

    The Company values its investments based on the following principles and method of valuation:

    The Company held no Level 1, Level 2 or Level 3 investments as of March 31st, 2022.

4. **Related Party Transactions**

    At March 31, 2022, the Company had a receivable of $624 from its sister company Jaypee Singapore Pte. Ltd., which is included in deposit and other on the Statement of Financial Condition.

5. **Financial Instruments, Market Risk and Concentration of Credit Risk**

    FASB ASC 815, Derivatives and Hedging requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. Although the Company may sometimes use derivatives, the Company reflects derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such do not qualify for ASC 815 hedge accounting treatment.

    Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price. Fair value of futures contracts is included in receivable from broker dealers.

    The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made daily for market movements. Accordingly, futures contracts generally do not have credit risk.

    Options contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified financial instrument under agreed terms. As a writer of options contracts, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

    In connection with its proprietary trading activities, the Company enters transactions involving derivative financial instruments, primarily exchange traded futures and options on futures contracts. These financial instruments may have market risk or credit risk in excess of those amounts recorded in the statement of financial condition. Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose.

5. **Financial Instruments, Market Risk and Concentration of Credit Risk, Continued**

The Company's customer's securities and futures transactions are introduced on a fully disclosed basis with its clearing brokers. The clearing brokers carry all the accounts of the customers of the Company and offer the following services: execution, collection of payment of funds and receipt and delivery of securities and futures relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customer maybe unable to fulfil their contractual commitments wherein the clearing broker may charge any losses that it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that the customer transactions are properly executed with the Company's clearing broker.

At March 31st 2022, a credit concentration consisted of 18% of the net equity of the Company with the Company's clearing brokers. Additionally, the Company had balance at banks which exceeded federally insured deposit limits throughout the year.

Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, customers may be required to deposit additional collateral or reduce positions when necessary.

6. **Receivable From Brokers**

Amounts due from brokers on March 31st, 2022, consist of cash of $327,388 and commissions receivable of $19,526.

7. **Guarantees**

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460, G*uarantees*, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party.

Customer transactions are introduced to and a cleared through the Company's clearing brokers on a fully disclosed basis. Under the terms of the clearing agreements, the Company is required to guarantee the performance of its customer in meeting contracted obligations. In conjunction with the broker, the Company seeks to control the risk associated with its customer activities by requiring the customers to maintain collateral in compliance with various regulatory and internal guidelines and, pursuant to such guidelines, customer maybe required to deposit additional collateral, or reduce positions where necessary. The maximum potential amount of future payments that the Company could be required to make could not be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements.

This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

8. **Income Taxes**

In December 2017, The Tax Cuts and Jobs Act went into effect and reduced the corporate federal tax rate to 21%. Additionally, the Tax Cuts and Jobs act amended IRC section 172, Net operating loss deductions ("NOL"). Under the amendment, NOLs can be carried forward indefinitely for all losses incurred after tax years ending December 31st, 2017.

At March 31, 2022, the Company has a net operating loss carryforward available to offset future taxable income of approximately $43,393,000 of which $42,553,000 expires in years 2025 through 2037. The Company has a deferred tax asset of approximately $11,561,000 arising from this net operating loss carryforward, which is fully reserved as realization is not assured. During the year ended March 31st, 2022, the net operating loss carryforward and deferred tax asset decreased by approximately $815,000 and $180,000, respectively.

For State of Illinois, tax years ending in on or after December 31, 2021, and before December 31, 2024 – Net Loss deduction is limited to $100,000 for corporations (other than S corporations). Management believes it does not have a material impact on the financial statements.

9. **Lease Commitment**

The Company conducts its operations in leased office facilities and annual rent is charged to current operations. The leases are subject to escalation clause, based on the operating expenses of the lessor. The Company has obligations under non-cancelable leases that will expire September 2022.

At March 31, 2022, the aggregate minimum annual rental commitment under these leases are as follows:

September 31st, 2022, $10,548

Rent expense for the year ended March 31, 2022, totaled $22,126 and is included in occupancy on the statement of operations.

The Company recognizes leases in accordance with FASB ASC Topic 842, Leases. The guidance was amended to require public business entities to recognize a right of use asset and a lease liability in the statement of financial condition. The amendment is effective for the Company's fiscal year beginning after December 15, 2018. For year ended March 31st 2022, the Company did not recognize a right of use asset and lease liability as Company only had short-term leases of 12 months or less.

10. **Minimum Capital Requirements**

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and an introducing broker subject to the Commodity Futures Trading Commission minimum capital requirements (Regulation 1.17). Under these rules, the Company is required to maintain "net capital" of 6 2/3 percent of "aggregate indebtedness" or $100,000, whichever is greater, as these terms are defined, or the amount required by one of its self-regulatory organizations.

10.   **Minimum Capital Requirements, continued**

At March 31, 2022, the Company had a net capital and net capital requirement of $1,112,659 and $100,000, respectively. The net capital rule may effectively restrict stockholder withdrawals.

11.   **Subsequent Events**

Management has evaluated events and transactions from April 1, 2022, through June 17th, 2022, the date the financial statements were available to be issued. There were no material events requiring disclosure in the Company's financial statements.

SUPPLEMENTARY SCHEDULES

Jaypee International, Inc.   **Schedule 1**

Computation of Net Capital for Brokers and Dealers pursuant to SEC Rule 15c3-1

and CFTC Regulation 1.17 of the Commodity Exchange Act

March 31, 2022

Computation of net capital

Total stockholder's equity		$ 1,962,139
Deduct stockholder's equity not allowable for Net Capital		
Total stockholder's equity qualified for net capital		1,962,139

Deductions and /or charges:
  Nonallowable assets:

Exchange membership	118,500	
Fees Receivable	720,000	
Deposit and other	10,980	(849,480)
Commodity futures contracts and spot commodities		
proprietary capital charges		0
Net capital before haircuts on securities positions		1,112,659

Haircuts on securities:
  Haircut on other securities

Undue Concentration Charges	$	0
Net capital		$ 1,112,659

Computation of basic capital requirement

Minimum net capital required (greater of $100,000 or 6 ⅔% of aggregate indebtedness)	100,000
Excess net capital	$ 1,012,659

Computation of aggregate indebtedness

Aggregate indebtedness	$	8,984
Ratio of aggregate indebtedness to net capital	%	0.81

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II of form X-17-A-5 as of March 31, 2022 and pursuant to CFTC rule 1.17.

See accompanying notes.

SUPPLEMENTAL INFORMATION

March 31ˢᵗ, 2022

Schedule II

Computation of Determination of Reserve Requirements

Pursuant to Rule 15c3-3

The Company did not handle any customer cash or securities during the year ended March 31 ,2022

Information for Possession or Control

Requirements under Rule 15c3-3

The Company did not handle any customer cash or securities during the year ended March 31 ,2022



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Jaypee International, Inc.

We have reviewed management's statements, included in the accompanying Jaypee International, Inc. Exemption Report, in which (1) Jaypee International, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) and (2) the Company stated that it met the identified exemption provisions throughout the most recent financial year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to proprietary trading. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ryan & Juraska LLP

Chicago, Illinois
June 17, 2022



JAYPEE INTERNATIONAL INC.

30 S. WACKER DR, SUITE1700, CHICAGO,IL, 60606
TEL: +1 312 254 5044 FAX: +1 312 275 7300
Email: info@jaypeeusa.com, website: www. jaypeeusa.com

Jaypee International, Inc Exemption Report

Jaypee International, Inc. (The Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240. 17 a – 5, "Reports to be made by certain broker and dealers"). This exemption report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240. 15c3-3 under the following provisions of 17 C.F.R. §240. 15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240. 15c3-3 (k)(2)(ii) throughout the most recent financial year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to proprietary trading; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Jaypee International, Inc.

I, Varun Choudhary swear (or affirm) that, to the best knowledge and belief, this exemption Report is true and correct.

Varun Choudhary

COO/PFO

June 17th 2022



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To Management, the Board of Directors and Stockholder of
Jaypee International, Inc.,

In planning and performing our audit of the financial statements of Jaypee International, Inc. (the "Company"), as of and for the year ended March 31, 2022, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States) (PCAOB), our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company is an introducing broker (as defined by CFTC Regulation 1.3(mm)), we did not review the practices and procedures followed by the Company in making the following:

1. The daily computations of the segregation requirements of Sections 4d(a)(2) and 4d(f)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations;
2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the preceding paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. Given these limitations during our audit, we did not identify any deficiencies in internal control and control activities for safeguarding customer and firm assets that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2022, to meet the CFTC's objectives.

This report is intended solely for the information and use of management, the Board of Directors and Stockholder of Jaypee International, Inc., the CFTC, the National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska LLP

Chicago, Illinois
June 17, 2022